Met Investors Series Trust
Form: N-SAR December 31, 2002
Attachment ? Item 77C


A Special Meeting of the Shareholders of the T. Rowe Price Mid-Cap Growth Portfolio (formerly known as MFS Mid Cap Growth Portfolio) (the Portfolio) was held on December 30, 2002. The purpose of the meeting was to seek approval or disapproval from the shareholders of the Amendment to the Management Agreement between Met Investors Series Trust and Met Investors Advisory LLC relating to the Portfolio to increase the fee paid to the Manager to 0.75% of the Portfolios assets to cover the increased fees paid by the Met Investors Advisory LLC to T. Rowe Price Associates, Inc., the sub-adviser to the Portfolio. The Amendment was approved by the shareholders. The results of the proxy vote were 11,323,680 FOR, 1,392,612 AGAINST, and 974,643 Abstentions.